Mail Room 4561

March 11, 2010

Michael C. Hiler, President
PMX Communities, Inc.
Technology Business Incubator, Research & Development Park
3701 FAU Blvd., Suite 210
Boca Raton, FL 33431

      Re: PMX Communities, Inc.
                Post-Effective Amendment No. 1 to
                Registration Statement on Form S-1
                Filed March 3, 2010
                File No. 333-161699

Dear Mr. Hiler:

      We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that on February 23, 2010, Dennis Carrasquillo, an officer and director of the company resigned, and was replaced by Michael Hiler; and that Michael McCauley was added as a vice president and director. However, it appears that corresponding Forms 8-K have not been filed pursuant to Items 5.02 and/or 5.01 of Form 8-K. Please file corresponding Forms 8-K and provide us with your analysis as to the applicability of either Item 5.02(a) or (b) to the events that have transpired.

Post-Effective Amendment No. 1 to Form S-1 filed March 3, 2010

General

2.   Per our conversation on March 11, 2010, counsel orally advised us that no sales have been made under this registration statement after February 23, 2010. Please confirm this in your response letter, or advise.

3.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Management's Discussion and Analysis of Financial Condition

Trends and Uncertainties, page 28

4.   We note that preliminary discussions are being held with potential strategic partners to combine products under one company umbrella. In your response letter, please provide us with more specifics regarding the nature and status of these preliminary discussions. Tell us whether there are any proposed or general business combination agreements, the consummation of which is "probable."

Business Experience of Officers, Directors and Significant Employees, page 35

5.   Please update your disclosure to include the disclosure responsive to the recent adoption of SEC Release No. 33-9089A, available on our website at http://www.sec.gov/rules/final/2010/33-9089a.pdf.

Summary Compensation Table, page 37

6.   Please revise your summary compensation table to include the disclosure pertaining to Dennis Carrasquillo, regardless of compensation level, as it appears that he served as your principal executive officer during the last completed fiscal year. Refer to Item 402(m)(2) of Regulation S-K.

Item 27. Exhibits, page 78

7.   We note that you recently amended the Articles of Incorporation to increase the number of authorized shares of common stock. Please file the amendment pursuant to Item 601(b)(3)(i) of Regulation S-K. Please also file a corresponding Form 8-K pursuant to Item 5.03.

* * * * *

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (303) 482-2731
        Jody Walker, Esq.